UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of January, 2026 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Santander UK - Appointment of new Chief Executive Officer The Boards of Santander UK announced today, 30 January 2026, the appointment of Mahesh Aditya as Chief Executive Officer of Santander UK Group Holdings plc and Santander UK plc with effect from 1 March 2026. Mahesh joins from Banco Santander, where he has been Group Chief Risk Officer since 2023 and prior to that spent six years at Santander in the US, as Chief Risk Officer, Santander US for two years, followed by CEO of Santander Consumer USA from 2019 to 2023.  He has over 30 years’ financial services experience having held positions across a range of blue-chip brands including Citi, JPMorgan Chase & Co and Capital One.  Mahesh was appointed to the Santander UK Boards (Santander UK Group Holdings plc and Santander UK plc) on 1 October 2025. - Ends - Additional information about Santander UK Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves its customers via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC By: / s / Roz Rule Roz Rule Company Secretary Dated: 30 January, 2026